Filed pursuant to Rule 424(b)(3)
Registration No. 333-125546

SUPPLEMENT NO. 5 DATED JULY 17, 2006

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 2 (which was cumulative and replaced the prior Supplement), Supplement Nos. 3 and 4, and this Supplement No. 5.

TABLE OF CONTENTS

Status of the Offering	S – 3
Recent Developments	S – 3

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of June 26, 2006, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	10,511,023	115,621,253	104,059,128

Total	15,272,928	$165,621,253	$149,059,128

RECENT DEVELOPMENTS

Recent Purchase Contracts

On June 27, 2006, we caused Apple Seven Hospitality Ownership, Inc., which is one of our wholly-owned subsidiaries, to enter into a purchase contract for a hotel that is located in Milford, Ohio (near Cincinnati) and contains 76 guest rooms. Under the purchase contract, the gross purchase price for this hotel is $7,900,000. The initial deposit under the purchase contract was $150,000.

On June 27, 2006, we also caused Apple Seven Hospitality Ownership, Inc. to enter into a purchase contract for a hotel that is located in Seattle, Washington and contains 234 guest rooms. Under the purchase contract, the gross purchase price for this hotel is $54,200,000. The initial deposit under the purchase contract was $250,000.

On June 29, 2006, we caused Apple Seven Hospitality Ownership, Inc. to enter into a purchase contract for a hotel that is located in Norman, Oklahoma and contains 126 guest rooms. Under the purchase contract, the gross purchase price for this hotel is $12,900,000. The initial deposit under the purchase contract was $250,000.

On June 29, 2006, we also caused Apple Seven Hospitality Ownership, Inc. to enter into a purchase contract for six hotels. These hotels are located in Alabama and Mississippi, and contain a total of 568 guest rooms. Under the purchase contract, the aggregate gross purchase price for these hotels is $52,890,000. The initial deposit under the purchase contract was $600,000 ($100,000 per hotel).

One of the six hotels currently serves as collateral for a loan that would be assumed, if a purchase occurs, by our purchasing subsidiary. The outstanding principal balance for this loan is approximately $4,200,000. The annual interest rate is 5.9% and the maturity date is scheduled to occur in March 2016. Payments of principal and interest are due monthly on an amortized basis. This loan has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender is permitted to seek repayment from the indemnitor or guarantor of the loan, which is expected to be us or another one of our wholly-owned subsidiaries.

Certain necessary conditions remain unsatisfied under each of the purchase contracts mentioned above. Accordingly, there can be no assurance at this time that our purchasing subsidiary will acquire any of the hotels described above.

Source of Payments

The initial deposits specified above were funded by our ongoing offering of units. We plan to use the proceeds of our ongoing offering to pay, if and as closings occur, the required purchase prices for the hotels mentioned above (net of any assumed loan balances). Such proceeds also would be used to pay 2% of the aggregate gross purchase price, if closings occur, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

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